

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Christopher A. Tomasso
Chief Executive Officer
First Watch Restaurant Group, Inc.
8027 Cooper Creek Blvd. #103
University Park, FL 34201

>   **Re: First Watch Restaurant Group, Inc.**
>   **Amendment No.4 to Draft Registration Statement on Form S-1**
>   **Submitted August 19, 2021**
>   **CIK No. 0001789940**

Dear Mr. Tomasso:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1 Submitted August 19, 2021

Summary Historical Consolidated Financial and Other Data, page 21

1. We note the adjustment for the non-cash portion of straight-line rent expense to arrive at Adjusted EBITDA and Restaurant Level Operating Profit appears to substitute individually tailored recognition and measurement methods for those of GAAP. Please revise to eliminate the adjustment for the non-cash portion of straight-line rent expense. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

You may contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López at 2025-551-3792 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services